CONFIDENTIAL FOR INFORMATION OF SEC STAFF ONLY

April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Amanda Ravitz, Assistant Director

Re:          Intel Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
File No. 000-06217

Dear Ms. Ravitz,

We have received your comment letter dated March 21, 2012, and the following are our responses to your comments.  For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 8-K dated January 19, 2012, filed January 20, 2012

Comment No. 1

We note that you present non-GAAP measures for revenues, gross margin, operating income, net income and earnings per share on page 2 of exhibit 99.1, but that you did not use a title for each measure that clearly distinguishes it from its directly comparable GAAP measure. Instead we note that you simply used an asterisk cross-referenced to a footnote at the bottom of the page to tell investors that the amount presented in each bullet point is a non-GAAP measure. Tell us how this presentation complies with Items 10(e)(1)(i)(A) and 10(e)(1)(ii)(E) of Regulation S-K. Otherwise, please confirm that in future filings you will revise your presentation of non-GAAP measures to fully comply with those requirements.

Intel Corporation
P.O. Box 58119
2200 Mission College Blvd.
Santa Clara, CA  95052-8119
(408) 765-8080 (direct)

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Response to Comment No. 1

We acknowledge the staff’s comment regarding the presentation of GAAP and non-GAAP financial measures in our January 20, 2012 filing related to the CFO Commentary on Fourth-Quarter and Full Year 2011 Results (“CFO Commentary”).  For the reasons explained below, we believe that the non-GAAP presentations on page 2 of exhibit 99.1 in the referenced filing satisfy the applicable requirements.  However, in light of the staff’s comments, in future filings we will revise our formatting to use titles or other appropriate headlining devices for presentations of non-GAAP financial measures.

Item 10(e)(1)(i)(A) of Regulation S-K requires a registrant to include  “a presentation, with equal or great prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)”  when including non-GAAP measures in a filing. We note that the presentation of non-GAAP financial measures on page 2 follows the discussion of GAAP financial results presented on page 1 in the first two paragraphs of the commentary.  The discussion on page 1 provides a summary and analysis of the company’s year-over-year and quarter-over-quarter revenue, operating income, net income and earnings per share on a GAAP basis, and also provides the gross margin numbers on a GAAP basis. The corresponding non-GAAP measures do not appear until the second page of the commentary, and are presented in summary form without analysis.

Item 10(e)(1)(ii)(E) of Regulation S-K says that a registrant must not “use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures”.  The introductory paragraph to the presentation of non-GAAP results clearly describes the subsequent information as consisting of non-GAAP financial information, stating:  “As a result of the acquisition of McAfee, Inc. and the Infineon wireless division in the first quarter of 2011, we will continue to provide Non-GAAP financial information in addition to GAAP to provide additional visibility into operational results of the company.  Excluding the impacts of deferred revenue write-down and associated costs, amortization of acquisition-related intangibles, other acquisition related accounting impacts, and the related income tax effects of these changes,[t]he 2011 full year results when compared to 2010 were the following…”.  In addition, on page 2 of the CFO Commentary, in our non-GAAP presentation of 2011 full year results compared to full year 2010, and fourth quarter 2011 compared to fourth quarter 2010, we identified each non-GAAP financial measure with an asterisk, cross-referenced to a footnote at the bottom of the page that states: “Non-GAAP financial measure. See the explanation of non-GAAP measures and the reconciliation to the most directly comparable GAAP financial measure on pages 10-12”.  Given the introductory language, asterisks and footnote, we believe it unlikely that readers would be confused into thinking that that the items presented in that section of the commentary were GAAP financial measures.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Form 10-K for the year ended December 31, 2011

Comment No. 2

Item 1. Business, page 1
To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Response to Comment No. 2

We are aware of reports concerning recent developments in the market for rare earth metals, and we do not currently believe that access to these metals has materially affected or is likely to materially affect our business. The company uses an insignificant amount of rare earth metals, and we have explored alternative sources of supply, including obtaining rare earth metals from other locations as well as using substitute materials. We state in our Form 10-K for the Year Ended December 31, 2011(the “2011 Form 10-K”) that “We have thousands of suppliers, including subcontractors, providing our various materials and service needs. We set expectations for supplier performance and reinforce those expectations with periodic assessments. We communicate those expectations to our suppliers regularly and work with them to implement improvements when necessary. We seek, where possible, to have several sources of supply for all of these materials and resources, but we may rely on a single or limited number of suppliers, or upon suppliers in a single country. In those cases, we develop and implement plans and actions to reduce the exposure that would result from a disruption in supply.”  We also address our approach to managing raw materials in the risk factor captioned, “We may have difficulties obtaining the resources or products we need for manufacturing, assembling and testing our products, or operating other aspects of our business, which could harm our ability to meet demand and increase our costs.”

We are also aware that developments in the market for rare earth metals could have an impact on the supply chains affecting our customers, which in turn could affect demand for our products. The risk factors state that “Changes in product demand may harm our financial results and are hard to predict.…demand could decrease due to changes in the high-technology supply chain, including supply constraints caused by natural disasters or other events…” and “Our global operations subject us to risks that may harm our results of operations and financial condition….our ability to manufacture, assemble and test, design, develop, or sell products may be affected by supply chain interruptions...”.

Based on our management of our use of rare earth metals, including the prospect of alternative and substitute sources of supply, we do not believe they are distinctive enough from other aspects of our business to be mentioned specifically. We also do not believe that developments in the market for rare earth metals constitute for Intel a known material trend or material uncertainty under Item 303 of

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Regulation S-K.  Accordingly, we believe that any potential risks to the company’s business relating to rare earth metals are adequately encompassed in the risk factor disclosures referred to above.

Comment No. 3

Third parties may attempt . . ., page 15
We note that at a press event on March 6, 2012, Diane Bryant, your Vice President and General Manager, Data Center and Connected Systems Group, stated that “the [IT and security] environment we are all living in just continues to increase in intensity. The number of attacks to our environment is doubling every year. The sophistication of those attacks is getting more intense.” Please tell us what consideration you gave to including disclosure describing these particular characteristics of your security environment and the implications of such rapid and significant increases in the threats to that environment. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response to Comment No. 3

We acknowledge Ms. Bryant’s comments regarding the number and intensity of attacks to our IT environment, and note that her comments were made in the context of the commencement of the public marketing of the company’s new server processor family (Ms. Bryant is the general manager of that business unit), which among other features provides customers with an enhanced security environment as described in the press release accompanying that event, a copy of which is available at http://newsroom.intel.com/community/intel_newsroom/blog/2012/03/06/new-intel-server-technology-powering-the-cloud-to-handle-15-billion-connected-devices?cid=rss-258152-c1-273728.  The comments provide information on Intel’s IT environment as a representative example of the volume and nature of threats faced by companies in the IT environment in general, and are not a discussion of unique aspects of Intel’s exposure to cyberattacks.

We address implications of cybersecurity considerations throughout the discussion of our Business in our 2011 Form 10-K in the context of our products and business strategy, reflecting the fact that improving the security of connected devices through products we manufacture is a strategic imperative for us and a significant reason for our 2011 acquisition of McAfee, Inc.  For example, in “Company Strategy” we discuss our goal of enhancing security features by combining hardware and software solutions. In the “Platforms” section of our product descriptions, we discuss our Intel® vProTM technology, a computer hardware-based security technology, as well as McAfee’s product offerings. In our “Products and Product Strategy by Operating Segment” section, we describe our initiative within our software and services operating segments to create a more secure online experience with the introduction of McAfee DeepSAFE* technology. Security is also mentioned as an important differentiating factor in our “Competition” section.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

We are aware of the importance of cybersecurity and in preparing our disclosures we reviewed and considered the SEC’s guidance on the topic. While the number of attacks to our environment did increase from 2010 to 2011, the number of malware incidents actually decreased by 30% due to the controls and systems we have put in place. While our spending on IT security, data protection, data privacy, and business recovery has increased, neither the annual increase nor the total expenditure is material to our business.

We address the applicable topics discussed in CF Disclosure Guidance: Topic No. 2 in our 2011 Form 10-K as follows:
•
Risk factors. For the second year, we have included a risk factor, “Third parties may attempt to breach our network security, which could damage our reputation and financial results”, that outlines the principal risks we face from cybersecurity, including reputational damage, theft of proprietary information, and interruption of our internal systems and services.

•
MD&A. We are not aware of any cyber incidents that were material, either individually or in the aggregate, in 2011. We believe our risk factor adequately addresses our known exposure to cybersecurity risk.

•
Description of Business. Cyber incidents did not materially affect our products, services, relationships with customers or suppliers, or competitive conditions in 2011, except to the extent addressed in our product and service offerings as discussed above.

•	Legal Proceedings. We are not involved in any material legal proceedings involving cyber incidents.
•	Financial Statement Disclosures. We did not incur substantial costs to prevent cyber incidents or have cyber incidents warranting financial statement disclosure in 2011.
•
Disclosure controls and procedures. We believe that our disclosure controls and procedures are effective, and are designed with the objective that cyber incidents not significantly affect our ability to record, process, summarize, and report information required to be disclosed in our SEC filings.

Comment No. 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page
23
Results of Operations, page 29
Please tell us and, in your future filings provide, a clear and quantified discussion of the underlying material causes of changes in your overall net revenues and overall gross margins, as well as similar changes in related segment results. We note in this regard that your current disclosure merely refers to general causes such as significantly higher platform average selling prices or slightly higher platform unit sales, but does not explain the reasons for these changes or quantify how each factor contributed to the period over period increases. Refer to the instructions to Item 303 of Regulation S-K and section III.B.4 of SEC Interpretive Release No. 33-8350.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Response to Comment No. 4

In preparing our quarterly filings, we seek to identify in the Overview section of our Management's Discussion and Analysis the underlying material changes to our results of operations, the reasons for these changes, and the known trends to our revenues and gross margins. For example, we disclose the reason for the changes in our PC Client Group in the Overview section by stating “Our client business is benefiting as rising incomes increase the affordability of PCs in emerging markets.” We also disclose the reason for the changes in our Data Center Group by stating “Our data center business is benefiting as the increasing number of devices that compute and connect to the Internet drives the build-out of the cloud infrastructure.” Additionally, we make note in Overview of the offsetting impact in the fourth quarter of 2011 as a result of the hard disk drive supply shortage caused by the floods in Thailand.

We have historically listed significant causes of period-over-period changes in average selling prices (ASPs) and unit sales in order of quantitative impact as well as provided directionality and magnitude through the use of words such as “flat,” “slightly higher,” “higher,” and “significantly higher.”  Further, we have quantified the impact to revenue and gross margin for discrete events (such as material start-up expense, factory underutilization charges or product accruals) that can be identified and quantified.  In many cases, however, the underlying changes to our results of operations and the factors contributing to these changes (such as rising income in the affordability of PCs, the build-out of the cloud infrastructure, or the hard disk drive supply shortage caused by the floods in Thailand) cannot be precisely quantified.  Rather, we can observe the impact of these trends in the changes in our volumes, ASPs, gross margins and operating margins.

Accordingly, in response to the staff’s comment, we will expand our disclosures beginning with our Form 10-Q for the current quarter as follows:
•
quantify the period over period percentage changes in our ASP and units in our consolidated revenue, and to the extent material, reasonably quantifiable, and necessary to an understanding of our business, disclose and quantify the reasons for change;

•
quantify the period over period percentage changes in our ASP and units in the segment revenue for our reportable segments, and to the extent material, reasonably quantifiable, and necessary to an understanding of our business, disclose and quantify the reasons for change;

•
quantify the period over period dollar changes in our gross margin and operating expenses within our reportable operating segment results of operations, and to the extent material, reasonably quantifiable, and necessary to an understanding of our business, disclose and quantify the reasons for change.

As requested in the staff’s comment, to provide the staff with a clear and quantifiable discussion of our consolidated results and the results for our reportable operating segment for the fiscal year ended 2011 as compared to the fiscal year ended 2010, and to illustrate the expanded disclosures that we will provide beginning with our Form 10-Q for the current quarter, we have redrafted our

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Management Discussion and Analysis provided on Form 10-K for the Year Ended December 31, 2011 as follows (key changes are underlined):

Results of Operations

Our net revenue for 2011, which included 53 weeks, increased $10.4 billion, or 24%, compared to 2010, which included 52 weeks. Revenue increased $6.2 billion due to platform average selling prices increasing 10% and platform unit sales increasing 3%, while $3.6 billion of the increase in revenue was due to our businesses acquired in 2011 (primarily Intel Mobile Communications and McAfee).  The increase in platform revenue was due to increases in the PC Client Group and Data Center Group. Revenue in the Americas, Europe, Asia-Pacific, and Japan regions increased by 31%, 24%, 23%, and 13%, respectively, compared to 2010.

Our overall gross margin dollars for 2011 increased $5.3 billion, or 18%, compared to 2010, primarily reflecting higher revenue from our existing business as well as our acquired businesses discussed above. The increase was partially offset by approximately $1.0 billion of higher start-up costs compared to 2010. The amortization of acquisition-related intangibles resulted in a $482 million reduction to our overall gross margin dollars in 2011, compared to $65 million in 2010, primarily due to the acquisitions of McAfee and the WLS business of Infineon.

Our overall gross margin percentage decreased to 62.5% in 2011 from 65.3% in 2010. The decrease in gross margin percentage was primarily attributable to the gross margin percentage decrease in the PC Client Group and, to a lesser extent, the gross margin percentage decrease in the other Intel architecture operating segments. We derived a substantial majority of our overall gross margin dollars in 2011, and most of our overall gross margin dollars in 2010, from the sale of platforms in the PC Client Group and Data Center Group operating segments.

PC Client Group

The revenue and operating income for the PC Client Group (PCCG) for the three years ended December 31, 2011 were as follows:

(In Millions)	2011	2010	2009
Net revenue	$35,406	$30,327	$24,894
Operating income	$14,793	$12,971	$7,441

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Net revenue for the PCCG operating segment increased by $5.1 billion, or 17%, in 2011 compared to 2010.  Platforms within PCCG include those designed for the notebook and desktop computing market segments. The increase in revenue was due to notebook platform unit sales and notebook platform average selling prices, which both increased 9%. To a lesser extent, an increase in desktop platform average selling prices of 6% and an increase in desktop platform unit sales of 4% also contributed to the increase. Our client business benefited from rising incomes that increased the affordability of PCs in emerging markets. We have also seen an increase in revenue as demand increased in the enterprise and emerging markets for higher performance and more energy efficient computing.

Operating income increased by $1.8 billion in 2011 compared to 2010 as the gross margin increase of $2.4 billion was partially offset by $584 million of higher operating expenses. The increase in gross margin was primarily due to higher revenue. The increase was partially offset by approximately $960 million of higher start-up costs as we transition into production using our 22nm process technology. Higher platform unit costs and inventory write-offs as compared to 2010 also contributed to the offset.

Data Center Group

The revenue and operating income for the Data Center Group (DCG) for the three years ended December 31, 2011 were as follows:

(In Millions)	2011	2010	2009
Net revenue	$10,129	$8,693	$6,450
Operating income	$5,100	$4,388	$2,289

Net revenue for the DCG operating segment increased by $1.4 billion, or 17%, in 2011 compared to 2010. The increase in revenue was due to server platform unit sales, which increased 11%. Our server business benefited from the increasing number of devices that compute and connect to the Internet, driving the build-out of the cloud infrastructure. Additionally, server platform average selling prices increased 4% due to an increased demand for higher performance computing.

Operating income increased by $712 million in 2011 compared to 2010 as the gross margin increase of $1.2 billion was partially offset by $487 million of higher operating expenses. The increase in gross margin was primarily due to higher revenue.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Comment No. 5

As a related matter, we note your disclosure on page 13 that your financial results, including average selling prices, are affected by the “mix of microprocessors” and “mix of other products” sold. With a view toward clarified disclosure, please tell us how the classes of products you mention affect average selling prices and the affect each class has on margins. Also tell us, with a view toward disclosure, where your document includes the three-year revenue history of those classes and the effect of new product introductions on product mix during the periods presented. See Regulation S-K Item 101(c)(1)(i).

Response to Comment No. 5

Intel designs and manufactures advanced integrated digital technology platforms. A platform consists of a microprocessor and chipset, and may be enhanced by additional hardware, software, and services. We sell these platforms primarily to original equipment manufacturers (OEMs), original design manufacturers (ODMs), and industrial and communications equipment manufacturers in the computing and communications industries.

 All of our platforms make up one class of product.  Our platforms are manufactured using our interchangeable manufacturing and assembly and test assets, they are sold to similar types of customers, they provide a computing solution to the end user, and are distributed in a similar manner. While we have other classes of products, such as our McAfee software offerings, the platform is the only class of product that exceeded 10% of revenue in each of the last three fiscal years.

In compliance with Regulation S-K Item 101(c)(1)(i), we provide platform revenue for our dominant industry segments over the last three fiscal years on page 5 of our 2011 Form 10-K. These two dominant industry segments serve the data center and PC client market segments which coincide with the platform revenue of our PC Client Group and Data Center Group reportable segments. As further described in our response to Comment No. 4, our results of operations for the PC Client Group and Data Center Group provide information about how changes in units and ASP impact our segment results.

In addition to providing platform revenue for our dominant industry segments, we further disaggregate our revenue in our operating segment footnote where we voluntarily aggregate and disclose the financial results of our non-reportable operating segments within “other Intel architecture operating segments” and “software and services operating segment segments.” In addition, we analyze the change in revenue and operating income (loss) of those aggregated operating segments in our results of operations.

Across segments that offer platforms, we have a regular annual cadence of new platform product introductions based on our technology development cycle. These regular product introductions are generally replacements for an existing product within our portfolio of platforms. Due to the

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

regularity of new product replacements, we do not analyze the effect that new product introductions have on product mix.  However, our revenue and gross margin can be impacted by the change in mix of platforms sold between our dominant industry segments. We discuss the effect of average selling prices and margins within the analysis of segment results in results of operations.  In future filings, we will revise the risk factor referenced on page 13 to align with our dominant industry segments rather than a list of applications for our platforms. The risk factor will be updated to the following:

Changes in the mix of products sold may harm our financial results.
Because of the wide price differences of platform average selling prices among our data center, PC client, and other Intel architecture platforms, a change in the mix of platforms among these market segments may impact our revenue and gross margin. For example, our PC client platforms that are incorporated into notebook and desktop computers tend to have lower average selling prices and gross margin than our data center platforms that are incorporated into servers, workstations and storage products. Therefore, if there is less demand for our data center platforms, and a resulting mix shift to our PC client platforms, our gross margins and revenue would decrease. Also, more recently introduced products tend to have higher costs because of initial development costs and lower production volumes relative to the previous product generation.

Comment No. 6:

Note 30: Operating Segment and Geographic Information, page 92
Tell us where you have disclosed the amount of depreciation, depletion, and amortization expense included in each segment’s results as required by FASB ASC 280-10-50-22. While you disclose that your CODM does not evaluate operating segments using discrete asset information, we note that one of the measures used to evaluate segment results is operating income (loss), of which depreciation and amortization expense is a component. If you concluded that the disclosure was not required, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion.

Response to Comment No. 6:

In response to the staff’s comments, consistent with our interpretation of the disclosure requirements and implementation guidance within ASC 280, we have not disclosed depreciation, depletion, or amortization expense included in our segment’s results for the following reasons:

•
Depreciation Expense. While depreciation expense is included in our individual operating segment’s operating income (loss) results, the total depreciation expense that is a component of each operating segment’s operating income (loss) results is not available, and the cost to develop it would be excessive. Based on the interchangeable nature of our manufacturing and assembly and test capacity and our overall asset usage

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

model, most of our individual depreciable assets are not directly assigned to or exclusively used for only one of our operating segments. Instead, the depreciation expense of most of our manufacturing and assembly and test assets is included in overhead cost pools and subsequently absorbed into inventory as each product passes through our manufacturing process. Our products are then sold across multiple operating segments. Further, with respect to depreciation of our corporate assets, we do not disaggregate our shared corporate costs that are allocated to our operating segments by nature of the cost, such as depreciation expense. As a result, over 90% of our depreciation expense is not directly identifiable within our operating segments. It is therefore impracticable to determine the total depreciation expense included as a component of each operating segment’s operating income (loss) results. In future filings, we will expand our operating segments disclosure in order to articulate to readers why it is impracticable for us to provide this disclosure as required by ASC 280-10-50-22:

The CODM does not evaluate operating segments using discrete asset information. Based on the interchangeable nature of our manufacturing and assembly and test assets, most of the related depreciation expense is not directly identifiable within our operating segments as it is included in overhead cost pools and subsequently absorbed into inventory as each product passes through our manufacturing process. As our products are then sold across multiple operating segments, it is impracticable to determine the total depreciation expense included as a component of each operating segment’s operating income (loss) results.

•	Depletion Expense. We did not have depletion expense for any of the periods presented.
•
Amortization Expense. As outlined in “Note 30: Operating Segment and Geographic Information,” the amortization of acquisition-related intangibles is included in our “All other” category and is not allocated to our operating segments. The amortization of non acquisition-related intangibles is allocated to our operating segments, but the amount of non acquisition-related amortization that is allocated to either of our reportable operating segments is less than 1% of that reportable operating segment’s operating income results for the year ended December 31, 2011, and therefore immaterial.  However, in future filings, if we believe the amortization of intangibles that is allocated to any of our reportable operating segments is material, we will include appropriate disclosure as required by ASC 280-10-50-22.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

**********

As requested by the staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Form 8-K dated January 19, 2012, filed January 20, 2012 and in the 2011 Form 10-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our Form 10-Q for the current quarter.  If you have further comments that you would like to have addressed prior to that filing, please let us know.  If you have any questions, you may contact Kevin McBride, External Reporting Controller at (971) 226-3987 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
April 18, 2012

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Legal and Corporate Affairs and Corporate Secretary

Comment Letter Response to United States Securities and Exchange Commission dated April 18, 2012